EXHIBIT 21

LIST OF SUBSIDIARIES OF THE COMPANY

Brooktrout Holdings, Inc.	Delaware	100%
Brooktrout Technology, Inc.	Delaware	100%
Netaccess, Inc.	Delaware	100%
Brooktrout Business Trust	Massachusetts	100%
Brooktrout Technology Foreign Sales Corporation	Virgin Islands	100%
Brooktrout Securities Corporation	Massachusetts	100%
Brooktrout Technology Europe, LTD.	Massachusetts	100%
Brooktrout Technology (Europe) Limited	United Kingdom	100%
Pelago Networks, Inc.	Delaware	15%

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